Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2009(2)	2010(2)	2011	2012	2013	2014(2)	2013(2)
Net income (loss)	$(56,383)	$(39,066)	$6,920	$8,115	$40,338	$(4,778)	$(10,212)
Income tax expense (benefit)	(36,504)	(22,490)	5,838	8,353	22,977	(3,444)	(7,312)
Fixed charges	263,011	253,569	239,477	227,155	221,219	49,044	55,294

Earnings	170,124	192,013	252,235	243,623	284,534	40,822	37,770

Interest expense, net	191,455	185,517	170,524	156,762	146,112	30,223	36,672
Rent under leases representative of an interest factor (1/3)	71,556	68,052	68,953	70,393	75,107	18,821	18,622
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	263,011	253,569	239,477	227,155	221,219	49,044	55,294

Ratio of earnings to fixed charges	0.6x	0.8x	1.1x	1.1x	1.3x	0.8x	0.7x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009 and the three months ended March 31, 2014 and 2013, earnings were insufficient to cover fixed charges by $61.6 million and $92.9 million and $8.2 million and $17.5 million, respectively.